SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Amendment #2

Under the Securities and Exchange Act of 1934

ProShares Trust
(Name of Issuer)
ProShares Ultra Consumer Goods
(Title of Class of Securities)
74347R768
(CUSIP Number)
November 30, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     This Schedule is filed pursuant to Rule 13d-1(b)

The information required in the remainder of this cover page (except any items to which the form provides a cross-reference) shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Signature
Exhibit Index

CUSIP No.	74347R768

1)	NAME OF REPORTING PERSON Ameriprise Financial, Inc. S.S. or I.R.S. Identification No. of Above Person IRS No. 13-3180631

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑*

3)	SEC USE ONLY

4)	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5)	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6)	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7)	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8)	SHARED DISPOSITIVE POWER

89,395

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

89,395

10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

Not Applicable

11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

29.80%

12)	TYPE OF REPORTING PERSON

CO
*This filing describes the reporting person’s relationship with other persons, but the reporting person does not affirm the existence of a group.

CUSIP No.	74347R768

1)	NAME OF REPORTING PERSON Securities America Financial Corporation S.S. or I.R.S. Identification No. of Above Person IRS No. 47-0691275

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑*

3)	SEC USE ONLY

4)	CITIZENSHIP OR PLACE OF ORGANIZATION

Nebraska

	5)	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6)	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7)	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8)	SHARED DISPOSITIVE POWER

89,395

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

89,395

10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

Not Applicable

11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

29.80%

12)	TYPE OF REPORTING PERSON

CO
*This filing describes the reporting person’s relationship with other persons, but the reporting person does not affirm the existence of a group.

CUSIP No.	74347R768

1)	NAME OF REPORTING PERSON Securities America Advisors, Inc. S.S. or I.R.S. Identification No. of Above Person IRS No. 47-0648506

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑*

3)	SEC USE ONLY

4)	CITIZENSHIP OR PLACE OF ORGANIZATION

Nebraska

	5)	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6)	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7)	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8)	SHARED DISPOSITIVE POWER

89,395

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

89,395

10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

Not Applicable

11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

29.80%

12)	TYPE OF REPORTING PERSON

IA
* This filing describes the reporting person’s relationship with other persons, but the reporting person does not affirm the existence of a group.

1(a)	Name of Issuer:	ProShares Trust

1(b)	Address of Issuer’s Principal	7501 Wisconsin Ave., Suite 1000
	Executive Offices:	Bethesda, Maryland 20814

2(a)	Name of Person Filing:	(a) Ameriprise Financial, Inc. (“AFI”)
(b) Securities America Financial Corporation (“SAFC”)
(c) Securities America Advisors, Inc. (“SAA”)

2(b)	Address of Principal Business Office:
c/o Ameriprise Financial, Inc.
145 Ameriprise Financial Center
Minneapolis, MN 55474

2(c)	Citizenship:	(a) Delaware
(b) Nebraska
(c) Nebraska

2(d)	Title of Class of Securities:	ProShares Ultra Consumer Goods

2(e)	Cusip Number:	74347R768

3	Information if statement is filed pursuant to Rules 13d-1(b) or 13d-2(b):

(a) Ameriprise Financial, Inc.

A parent holding company in accordance with Rule 13d-1(b)(1)(ii)(G). (Note: See Item 7)

(b) Securities America Financial Corporation

A parent holding company in accordance with Rule 13d-1(b)(1)(ii)(G). (Note: See Item 7)

(c) Securities America Advisors, Inc.

An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

4	Incorporated by reference to Items (5)-(9) and (11) of the cover page pertaining to each reporting person.

AFI, as the parent company of SAFC, and indirect parent of SAA, may be deemed to beneficially own the shares reported herein by SAFC and SAA. Accordingly, the shares reported herein by AFI include those shares separately reported herein by SAFC and SAA.

SAFC, as the parent company of SAA, may be deemed to beneficially own the shares reported herein by SAA. Accordingly, the shares reported herein by SAFC include those shares separately reported herein by SAA.

Each of the reporting persons herein disclaims beneficial ownership of any shares reported on this Schedule.

5	Ownership of 5% or Less of a Class:

If this statement is being filed to report the fact as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

6	Ownership of more than 5% on Behalf of Another Person: Not Applicable

7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

See Exhibit I

8	Identification and Classification of Members of the Group:

Not Applicable

9	Notice of Dissolution of Group:

Not Applicable

10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 10, 2010

Ameriprise Financial, Inc.
By	/s/ Wade M. Voigt
	Name:	Wade M. Voigt
	Title:	Director — Fund Administration

Securities America Financial Corporation
By:	/s/ Wade M. Voigt
	Name:	Wade M. Voigt
	Title:	Attorney-in-fact

Securities America Advisors, Inc.
By:	/s/ Wade M. Voigt
	Name:	Wade M. Voigt
	Title:	Attorney-in-fact

Contact Information

   Wade M. Voigt
   Director — Fund Administration
   Telephone: (612) 671-5682

Exhibit Index

Exhibit I	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Exhibit II	Joint Filing Agreement and Power of Attorney